UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 17, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Plc
Registered in England and Wales
Number 3196209
Lodge your instruction:
By Mail:
Computershare Investor Services Pty Limited
PO Box 61763
Marshalltown 2107
South Africa
By Facsimile:
(within South Africa) 011 688 5210
(outside South Africa) +27 11 688 5210
By Email:
corporate.events@computershare.co.za
For all enquiries call:
(within South Africa) 086 1100 0634
(outside South Africa) +27 11 870 8216
South32 Limited - Sale Facility Form
Your correctly completed and signed form must be received by 12.00pm (SAST) on 22 May 2015 to be effective
This is an important document that requires your immediate attention. Please read this form carefully. Terms defined in the Shareholder Circular dated 16 March 2015 in relation to the proposed demerger of South32 from BHP Billiton have the same meaning in this Sale Facility Form (‘form’) (unless the context otherwise requires).
BHP Billiton is offering Small Shareholders the option to have all the South32 Shares they receive by way of the Demerger Dividend transferred to BHP Billiton Limited who will arrange for them to be sold by the Sale Agent and the proceeds remitted to Selling Shareholders as soon as practicable following the sale of those shares, free of any brokerage costs or stamp duty.
The South32 Shares will be transferred to BHP Billiton Limited who will arrange for the Sale Agent to sell them at a date which the Sale Agent determines is reasonable having regard to the demand for South32 Shares. The sale proceeds will be remitted within approximately two weeks of all South32 Shares being sold but no later than eight weeks following the ASX Listing Date. As the market price of South32 Shares will be subject to change, the sale price of South32 Shares sold through the Sale Facility cannot be guaranteed. The amount of money due to each Selling Shareholder (and each Ineligible Overseas Shareholder) will be calculated on an averaged basis so that each Selling Shareholder (and each Ineligible Overseas Shareholder) will receive the same price per South32 Share, subject to rounding to the nearest whole cent, penny, rand or equivalent measure of currency. See Section 7.12 of the Shareholder Circular for further information regarding how the proceeds under the Sale Facility will be calculated and the currencies in which proceeds will be paid.
Those Small Shareholders who wish to participate in the Sale Facility should complete this form and return it to the address shown above by 12.00pm (SAST) on 22 May 2015 to be effective.
If the Demerger does not take place, this form will have no effect.
Step 1: Registration Details
This form can only be used by the Shareholder whose details are printed above and overleaf. If you need any assistance in deciding whether to participate in the Sale Facility, please contact your financial or other professional adviser without delay. You should read Sections 3 and 7.12 of the Shareholder Circular carefully before completing this form.
You can only sell ALL of the South32 Shares you are entitled to under the Demerger. There is no option to only sell some of the South32 Shares in the Sale Facility.
If you have recently bought or sold BHP Billiton Shares, your holding in BHP Billiton may have changed. If the aggregate number of shares you hold in BHP Billiton Limited and BHP Billiton Plc on the applicable Record Dates is different from the number of South32 Shares shown overleaf and does not exceed 10,000, all of the South32 Shares you are entitled to receive under the Demerger will be transferred to BHP Billiton Limited should you so elect for them to be sold, who will arrange for the Sale Agent to sell them.
If your balance exceeds 10,000 BHP Billiton Shares on the applicable Record Dates, you are not eligible to participate in the Sale Facility and your form will be disregarded. If you have already sold all of your BHP Billiton Shares do not complete or return this form.
Step 2: Signing Instructions
Signatories may be called upon for evidence of their authority or capacity to sign this form.
Individual: Where the holding is in one name, the form must be signed by the Shareholder or the Shareholder’s attorney.
Joint Holding: Where the holding is in more than one name, all of the Shareholders must sign.
Power of Attorney: Where signing under a Power of Attorney (‘POA’), the attorney must sign and such POA, or a notarially certified copy thereof, must accompany this form for noting, unless it has already been noted by the transfer secretaries or it has been lodged with a broker and this form bears the stamp of that broker.
Companies: Where the holding is in the name of a Company or close corporation, unless it has already been registered with the transfer secretaries, a certified copy of the directors’ or members’ resolution authorising the signing of this form must be submitted if so requested by the transfer secretaries.
Deceased Estate: Where the Shareholder is deceased, the executor(s) must sign and must accompany this form, a certified copy of the Letter of Executorship, unless the relevant documents have already been lodged with the transfer secretaries or with a broker and this form bears the stamp of the broker.
Minors: Must be assisted by his/her parent or guardian.
Entering contact details is not compulsory, but will assist us if we need to contact you.
Turn over to complete the form
195070_01PC6K

bhpbilliton
resourcing the future
South32 Limited - Sale Facility Instruction
STEP 1 Registration Details:
Please check your address, and if it is incorrect please contact the Shareholder Information Line.
The indicative* number of South32 Shares to which you will be entitled under the Demerger is:
* Please note that this number is current as of 13 March 2015, being based on the number of BHP Billiton Shares that you currently hold on the BHP Billiton Plc South African branch register. If you hold BHP Billiton Shares on other BHP Billiton Share registers, those BHP Billiton Shares must be considered by you when determining your eligibility to participate in the Sale Facility. Note that if the number of BHP Billiton Shares you hold as at the applicable Record Dates differs to the number of South32 Shares shown here, there is no need to update the number of South32 Shares shown in this form. The actual number of South32 Shares to which you will be entitled will be determined on the applicable Record Dates.
STEP 2 Signature of Shareholder(s) This section must be completed.
By signing and returning this form I/we confirm that I/we have read and understood the terms of the Sale Facility detailed in the Shareholder Circular (including the eligibility requirements to participate in the Sale Facility); understand that ALL of the South32 Shares to which I/we am/are entitled to receive under the Demerger will be transferred to BHP Billiton Limited and sold under the Sale Facility; and I/we authorise that transfer and sale.
Individual or Shareholder 1 Shareholder 2 Shareholder 3 Shareholder 4
Individual/Sole Director and Director/Company Secretary Sole Company Secretary
Contact Contact Daytime
Name Telephone Date
Contact email address
Your correctly completed and signed form must be received by the BHP Billiton Plc Share Registry by 12.00pm (SAST) on
22 May 2015 to be effective.
Withdrawal of an Election
If after returning this form you decide you would like to retain the South32 Shares instead of participating in the Sale Facility, please contact the
Shareholder Information Line on the phone numbers shown on the front of this form. Requests to revoke a previously submitted form must be received in writing by the BHP Billiton Plc Share Registry by 12.00pm (SAST) on 22 May 2015.
This form does not provide advice on the merits of the Demerger or give any legal, financial or taxation advice. If you are in any doubt as to what action to take with this form you should obtain professional advice.
Computershare Investor Services (Pty) Limited (Computershare) will not be responsible for any loss and/or damage whatsoever in relation to or arising from the late or non-receipt of faxed or emailed forms or owing to forms being forwarded to any other facsimile or email address other than those provided overleaf. Forms shall be deemed to be received on the date reflected in Computershare’s electronic or facsimile systems. Notwithstanding anything to the contrary it is the Shareholder’s responsibility to ensure that their form is received by Computershare.
B I L Z
195070_01PC6K
Computershare

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: March 17, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary